Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 31, 2011

Relating to Preliminary Prospectus Supplement dated March 30, 2011

Registration Statement No. 333-157215

23,000,000 Shares

Issuer:	General Maritime Corporation

Symbol:	GMR

Shares offered:	23,000,000 shares

Over-allotment option:	3,450,000 shares

Price per share to the public:	$2.00

Gross proceeds to the Company:	$46,000,000

Net proceeds to the Company (after deducting underwriting discounts and commissions, but before expenses):	$43,470,000

Shares sold to Directors and Management:	1,068,432 shares

Pricing date:	March 31, 2011

Closing date:	On or about April 5, 2011

CUSIP:	Y2693R101

Underwriters:	Jefferies & Company, Inc. and Dahlman Rose & Company, LLC are acting as joint book-running managers for the offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  Copies of the final prospectus supplement and related prospectuses, when available, may be obtained from Equity Syndicate Prospectus Department, Jefferies & Company, Inc., 520 Madison Avenue, 12th Floor, New York, NY, 10022, at 877-547-6340, and at Prospectus_Department@Jefferies.com or from the offices of Dahlman Rose & Company, LLC at 1301 Avenue of the Americas, 44th Floor, New York, NY 10019, Attention: Prospectus Department, at 212-710-5559, and at prospectus@dahlmanrose.com.

This term sheet shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.